EXHIBIT 99.1

News for Immediate Release

Electrovaya Reports Q2 Fiscal Year 2025 Results

 Revenue increased 40% y/y to $15.0M with Positive Adjusted EBITDA1 for Eighth Consecutive Quarter

Adjusted EBITDA1 of $2.0M or 13% of revenue

Net Profit for the quarter of $0.8M and EPS of $0.02

Reaffirms Fiscal 2025 Revenue Guidance Exceeding $60M, Driven by Strong Order Pipeline

Toronto, Ontario – May 14, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the second quarter of the fiscal year ending September 30, 2025 (“Q2 2025”). All dollar amounts are in U.S. dollars unless otherwise noted.

Financial Highlights:

●       Revenue for Q2 2025 was $15.0 million, compared to $10.7 million in Q2 2024, an increase of 40%.

●       Gross margin was 31.1% in Q2 2025. Battery system margins remained strong at 31.5% for the quarter.

●       Adjusted EBITDA1 was $2.0 million. Q2 2025 was the Company’s eighth consecutive quarter of positive Adjusted EBITDA1.

●       Net profit for the quarter was $0.8 million, compared to a net loss in the prior year of $0.8 million. Earnings per share for the quarter was $0.02.

●       Total debt was $13.1 million, compared to $18.4 million in the prior year. Total availability in our working capital facility is over $10 million.

Key Operational and Strategic Highlights - Q2 2025

●       Closed a $51 million Direct Loan from Export-Import Bank of the United States: On March 7, 2025, the Company announced that it closed a direct loan in the amount of $50.8 million from the Export-Import Bank of the United States (“EXIM”) under the bank's “Make More in America” initiative. This financing, in addition to the various grants and tax credits from the State of New York, is expected to fund Electrovaya's battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility.

●       Closed a $20 million working Capital Debt Facility with the Bank of Montreal: On March 10, 2025, the Company announced  that it has closed a credit agreement with the Bank of Montreal Corporate Finance ("BMO") for a senior secured asset based lending facility (the "Facility") which includes a three year term and which includes the following features:

❖     Revolving asset based facility of  $20.0 million

❖     Accordion of $5.0 million to support further growth when required

❖     Ancillary credit products for foreign currency hedging and credit cards

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●       Continued Growth from OEM Partners & Leading End-Customers: The Company continues to see good momentum from its key OEM partners and end customers of its material handling products. During the quarter the Company received more than $25 million in orders.

●       Domestic Manufacturing in Jamestown, New York: The Company has accelerated its plans for battery system assembly operations at its Jamestown facility, which have commenced initial battery system assembly activities. Over $40 million worth of capital equipment orders have already been placed to support the lithium-ion cell manufacturing plans which are on schedule to begin commercial production in mid CY 2026.

●       Expansion of Recurring Revenue Streams: The Company continues to grow its recurring revenue base through energy services programs, software-enabled battery analytics, and aftermarket services, supporting long-term margin expansion.

●       New Vertical Expansion: Electrovaya continues to expand into new market verticals and received new high-voltage battery system orders through Sumitomo from a second global Japanese construction OEM.

Management Commentary:

"Our FY Q2 2025 period showcased  that Electrovaya has passed our next major inflection point as we demonstrate strong growth, profitability and the support for significant scale from our new financial partners, EXIM and BMO,” stated Dr. Raj DasGupta, Electrovaya’s CEO. “Recent global trade tensions illustrate that our decision to grow domestic manufacturing and supply chains is going to yield further strength to our business and overall competitiveness. With growing demand from both existing and new customers, we are confident in our trajectory for sustained growth and innovation in the lithium-ion battery sector.  Finally, we’re also seeing growing contribution from recurring revenue, including energy services, data-enabled SaaS tools, and aftermarket parts and services, which is helping expand margins and build long-term customer relationships.”

"FY Q2 2025 quarter was our eighth consecutive quarter of positive adjusted EBITDA1 and also historically we are showing a net profit for both the quarter and the six months period. Margins remained above 30% which we expect to continue in for the remainder of the fiscal year,” stated John Gibson, Electrovaya’s CFO. “We expect to continue this momentum for the remainder of the fiscal year and we are confident in our ability to exceed $60 million in revenue for FY 2025 while advancing profitability and scaling operations."

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Positive Financial Outlook & Fiscal 2025 Guidance:

Selected Financial Information for the quarters ended March 31, 2025 and 2024:

Results of Operations

(Expressed in thousands of U.S. dollars)

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Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as income/(loss) from operations, plus stock-based compensation costs and depreciation and amortization costs. Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. Management believes that certain investors and analysts use adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.

Summary Financial Position

(Expressed in thousands of U.S. dollars)

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The Company’s complete Financial Statements and Management Discussion and Analysis for the quarter ended March 31, 2025 are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as on the Company’s website at www.electrovaya.com.

Conference Call details:

●       Date: Wednesday, May 14, 2025

●       Time: 5:00 pm. Eastern Time (ET)

●       Toll Free: 888-506-0062

●       International: 973-528-0011

●       Participant Access Code: 929779

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on May 14, 2025 through May 28, 2025. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay passcode is 52379.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

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Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue growth and revenue guidance of approximately $60 million in FY 2025, other financial projections, including projected sales, cost of sales, gross margin, working capital, cash flow, and overheads anticipated in FY 2025, the expected timing of deliveries of pre-production battery modules in Japan, anticipated cash needs and the Company’s requirements for additional financing, purchase orders, mass production schedules, funding from EXIM and the ability to satisfy the conditions to drawing on any facility entered into with EXIM,, use of proceeds of the EXIM facility,, ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. In making the forward-looking statements included in this news release, the Company has made various material assumptions, including but not limited to assumptions with respect to the Company’s customers deploying its products in accordance with communicated intentions, the Company’s customers completing new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders in FY 2025 based on customers’ historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order together with the Company’s current firm purchase order backlog totaling approximately $80 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2025, delivery of ordered products on a basis consistent with past deliveries, and that the Company’s customer counterparties will meet their production and demand growth targets, ]the Company’s ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and servicing existing customers, the availability to obtain financing on reasonable commercial terms, including any EXIM facility. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions, macroeconomic effects on the Company and its business, and on the lithium battery industry generally, not being  able to obtain financing on reasonable commercial terms or at all, including not being able to satisfy any condition of drawdowns under any EXIM facility if entered into, that the Company’s products will not perform as expected, supply and demand fundamentals for lithium-ion batteries, the risk of interest rate increases, persistent inflation in the United States and Canada and other macroeconomic challenges, the political, economic, and regulatory and business stability of, or otherwise affecting,  the jurisdictions in which the Company operates, including new tariff regimes. There have been indications from the United States government of potential tariffs on Canada, Mexico and other countries, which if enacted would have a material impact on the Company. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities and filed or furnished with the SEC.. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

Revenue guidance for FY2025 described herein constitutes future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is  provided  for  the  purpose  of  providing  information  about  management’s  current  expectations  and  plans  relating  to  the Company’s future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be  differences between audited results and preliminary results, and  the  differences  may  be  material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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